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                       1993 LONG-TERM INCENTIVE PLAN OF
                      THE BANK OF NEW YORK COMPANY, INC.
                         PERFORMANCE SHARE AGREEMENT -

                    # of Shares       Grant           Grant
                     Granted          Date            Price



TO:

        Pursuant to the 1993 Long-Term Incentive Plan of The Bank of New York Company, Inc. (the "Plan"), you have been granted shares of Common Stock (the "Performance Shares") upon the following terms and conditions and the terms and conditions of the Plan. A copy of the Plan is attached hereto. Terms used in this Agreement shall have the same meaning as in the Plan.

       The Performance Shares attributable to each Performance Cycle are forfeitable during the period commencing on the first day of the year in which the grant date occurs and ending on the last day of the applicable Performance Cycle for such shares. The period during which performance will be measured to determine the amount of Performance Shares which may be earned is as follows:

        Performance         Performance Cycle
        Cycle               Measurement Period         # of Shares



        1.      Certificate.  Upon your acceptance of this Agreement, a
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certificate for the Performance Shares will be registered in your name but will be retained by the Company during each of the Performance Cycles. You must also submit an executed stock power, in blank, with respect to such certificate when you return a signed copy of this Agreement to the Company.

        2.      Performance Goals.  The performance goals to be achieved within
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each of the Performance Cycles are set forth in the attached Exhibit. For each cycle, between 0% and 125% of the Performance Shares granted under this Agreement will be earned according to the schedule set forth in the Exhibit.

        3.      Rights as Shareholders.  During the Performance Cycles you will
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have the right to receive dividend equivalents with respect to such Performance
Shares and you will have the right to vote such Performance Shares. In the event you receive any additional shares of Common Stock as a result of a stock split, stock dividend or distribution with respect to the Performance Shares, such additional shares will be made subject to the same restrictions set forth in this Agreement as if the shares of Common Stock so dividended or distributed were part of the original grant of Performance Shares.

        4.      Non-transferable.  You may not sell, transfer, assign, pledge or
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otherwise encumber or dispose of the Performance Shares until after the end of the applicable Performance Cycle.

        5.      Determination of Earned Performance Shares.  A final
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determination as to the number of Performance Shares earned by you for each of the Performance Cycles will be made as soon as practicable following the end of the Performance Cycle. In the event of a Change of Control, you will be deemed to have earned 100% of the Performance Shares.

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   6.  Payment of Performance Shares. At the end of each Performance Cycle
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or upon the occurrence of a Change of Control, the certificate evidencing the shares of Performance Shares earned by you (including any additional shares of Common Stock required as a result of earning more than 100% of the Performance Shares) will be delivered to you. In the case of your death, delivery will be made to the beneficiary designated in writing by you or, in the absence of such designation, to your legatee or legatees under your last will or your personal representatives or distributees, as the case may be.

   7.  Termination of Employment. In the event of your retirement at or after
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your normal retirement date, your earlier termination of employment with the consent of the Committee, or upon the occurrence of your disability, the Performance Cycle with a Measurement Period for the year during which such retirement, termination or disability occurs, will continue for its full term and you will be deemed to earn a prorated amount of Performance Shares based on the number of full months of such Performance Cycle which have elapsed prior to such retirement, termination or disability. In the event of your death, the Performance Cycle will continue until the end of the year in which your death occurs, and the performance of the Company through such date shall be measured against the established performance goals and the proration as called for in the immediately preceding sentence will be performed. In the event of your termination of employment for any other reason, all Performance Shares will be forfeited. Performance Shares with Measurement Periods which commence after your retirement, termination, disability or death will be forfeited.

   8.  Withholding of Taxes.  The Company shall have the right to deduct from
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any payment to be made pursuant to the Plan, any taxes required by law to be withheld therefrom, or to require you to pay such taxes prior to the transfer of Performance Shares to you. The Company may also permit you to elect to pay the withholding tax with Performance Shares.

   9.  Miscellaneous.  This Agreement (a) shall be binding upon and inure to the
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benefit of any successor of the Company, (b) shall be governed by the laws of the State of New York, and (c) may not be amended except in writing. This grant shall in no way affect your participation or benefits under any other plan or benefit program maintained or provided by the Company. In the event of a conflict between this Agreement and the Plan, the Plan shall govern.

   Please indicate your acceptance hereof by signing and returning the enclosed copy of this Agreement.


                                      Sincerely,
                                      THE BANK OF NEW YORK COMPANY, INC.


                                      BY________________________________
                                        Secretary


Accepted and Agreed to:

_______________________
    Participant